Robert R. Kaplan, Jr. Direct Dial: 804.823.4055 Direct Fax: 804.823.4099 rkaplan@kvlegal.com

June 13, 2018

VIA EDGAR AND FEDEX OVERNIGHT

Ms. Sonia Bednarowski
Ms. Anne Nguyen Parker
Office of Transportation and Leisure
Division of Corporation Finance
United States Securities and Exchange
     Commission
100 F Street, N.E.
Washington, DC 20549

Re:
The Chosen, LLC
Amendment No. 4 to Offering Statement on Form 1A
Filed June 12, 2018
File No. 024-10814

Dear Ms. Bednarowski and Ms. Parker:

This letter is submitted on behalf of The Chosen, LLC, a Utah limited liability company (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated June 13, 2018 with respect to the Issuer’s fourth amendment, filed with the Commission on June 12, 2018 (the “Fourth Amendment”), to its Offering Statement on Form 1-A (File No. 024-10814), filed with the Commission on March 8, 2018 (the “Offering Statement”). This letter is being submitted contemporaneously with the filing of the fifth amendment to the Offering Statement (the “Fifth Amendment”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the Fifth Amendment.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in the Comment Letter and is followed by the corresponding response of the Issuer.

For the Staff’s ease of review, we have also provided two clean copies of the Fifth Amendment, along with two redlines marked against the Fourth Amendment. All page references within the Issuer’s responses are to pages of the clean copy of the Fifth Amendment.

Richmond Office | 1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470
www.kv-legal.com

Risk Factors
Jurisdiction, page 6

1.
We note your response to our prior comment 3 and your revised statement that “Our forum selection clause applies to claims brought by our Members and former Members, as well as our directors, officers, former directors and former officers, if such claims relate to their roles as Members, directors and/or officers of the Company.” (emphasis added) Please tell us whether your forum selection clause applies to claims brought by your directors, officers, former directors and former officers, as this statement would imply, or whether your forum selection clause applies to claims brought against your directors, officers, former directors and former officers. Revise as appropriate. Provide similar clarification or revision with respect to your fee shifting provision. Revise your disclosure in this section and on page 26 to clarify whether the fee-shifting provision applies to claims brought by members and former members against directors, officers, former directors and former officers related to their roles as directors and officers of the company. Similarly, clarify whether the exclusive forum provision applies to claims brought by members and former members against former directors and former officers that are related to such individuals' roles as officers and directors of the company.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on pages 6 and 26 of the Fifth Amendment.

The Issuer respectfully believes that the information contained herein is responsive to the Comment Letter. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,

/s/ Robert R. Kaplan, Jr.
Robert R. Kaplan, Jr.

CC:
Derral Eves (via electronic mail)

T. Rhys James, Esq. (via electronic mail)

Kaitlin L. Cannavo, Esq. (via electronic mail)

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